Annual Meeting of Stockholders of The Gabelli
Convertible Securities Fund
May 12, 1997

PROPOSAL I

To elect three Directors of The Gabelli Convertible
Securities Fund, Inc.

                         Number of Shares/Votes
                    For            Authority Withheld

Dugald A. Fletcher       4,887,660.4983      227,264.8432
Anthony R. Pustorino     4,868,821.6091      246,103.7324
E. Val Cerutti           4,884,983.1543      229,942.1872


PROPOSAL II

To ratify the selection of Price Waterhouse LLP as the independent accountants of The Gabelli Convertible Securities Fund, Inc.
for the year ending December 31, 1997.

For                 4,934,918.6221
Against                146,066.1099
Abstain                       33,940.6095